EXHIBIT 99.2

Chapter 3

3.1      General

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operation and prospects may have changed since that date.

In this prospectus, the terms “we,” “us” and “our” refer to Internet Gold - Golden Lines Ltd. and its subsidiaries, “B Communications” means B Communications Ltd., “GoldMind” means GoldMind Ltd., “Eurocom Communications” means Eurocom Communications Ltd., “Bezeq” means Bezeq The Israel Telecommunications Corp., Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd.

All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

3.2      Forward-Looking Statements

This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties.  We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.  Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters.  You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

3.3       Summary

This prospectus is filed with the Israeli Securities Authority, or ISA, using a “shelf” registration process.  Under this process, we may sell from time to time any combination of the securities described in this prospectus in one or more offerings up to the total amounts described in this prospectus with respect to each type of securities.

This prospectus provides you with a general description of the securities we may offer.  Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus, and may also contain information about any material income tax considerations relating to the securities covered by the prospectus supplement.  You should read both this prospectus and any prospectus supplement together with additional information under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

This summary may not contain all of the information that may be important to you.  You should read this entire prospectus, including the financial data and related notes incorporated by reference in this prospectus, before making an investment decision.  This summary contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ significantly from the results discussed in the forward-looking statements.  Factors that might cause or contribute to such differences include those discussed in “Risk Factors” and “Forward-Looking Statements.”

Internet Gold - Golden Lines Ltd.

We are a leading communications group in Israel.  Our shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or the TASE.  Our directly owned subsidiaries are B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) and GoldMind Ltd. (formerly known as Smile.Media Ltd.).

Our principal subsidiary, B Communications, has been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider, since April 14, 2010.  As of the date of this prospectus, we own 76.62% of B Communications and B Communications owns 30.41% of Bezeq.  Bezeq is the principal provider of communications services in Israel.  Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services).  Bezeq has the following four principal areas of operation, which are reported as business segments in its consolidated financial statements:

•
Bezeq – domestic fixed-line communications.  This segment primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

•
Pelephone – cellular telephone.  This segment primarily includes cellular mobile telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•
Bezeq International– Internet, international communications and network endpoint, or NEP, services.  This segment primarily includes Internet service provider, or ISP, services, international communications services and NEP services.  Bezeq International is the owner of 49.99% of Walla! Communications Ltd., or Walla!, an Israeli company whose shares are listed on the TASE that provides portal services and Internet media services.  Bezeq International has also announced its intention to purchase additional shares of Walla!, following which it would own approximately 71.8% of Walla!.

•	YES - multi-channel television. This segment primarily includes multi-channel digital television broadcasts to subscribers over satellite and provision of value-added services to subscribers.

GoldMind is an Internet media company in Israel.  As of June 30, 2010, GoldMind had 10 Internet properties in its network, consisting of three eCommerce websites and seven online content websites.

Corporate Information

We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd.  In June 1999 we changed our name to Internet Gold - Golden Lines Ltd.  We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva 49277, Israel, and our telephone number is +972-72-2003-848.  Our address on the Internet is www.igld.com and B Communications’ maintains a website at b.communications.co.il.  The information on our websites is not incorporated by reference in this prospectus.

Recent Developments

On August 2, 2010, Bezeq’s board of directors recommended the distribution of a cash dividend to its shareholders of an aggregate NIS 1.28 billion, or approximately NIS 0.48 per share.  The dividend, which is subject to shareholder approval, would be payable on October 7, 2010 to shareholders of record as of September 20, 2010.  The recommendation is in accordance with Bezeq’s dividend policy of distributing, on a semi-annual basis, cash dividends amounting to 100% of the net profit attributable to shareholders.  B Communications currently holds 30.41% of Bezeq’ outstanding shares.

The Offer

We may, from time to time, offer and sell the securities described below in one or more offerings.

•	Up to 20,000,000 ordinary shares, par value NIS 0.01 per share;

•	Up to three series of notes (Series C through E) of up to NIS 2,000,000,000 aggregate principal amount for each series;

•	Up to three series of convertible notes (Series F through H), each convertible into ordinary shares, par value NIS 0.01 per share, of up to NIS 500,000,000 aggregate principal amount for each series;

•	Up to three series of warrants (Series 3 through 5) of up to 20,000,000 warrants in each series, each warrant exercisable for one ordinary share, par value NIS 0.01 per share;

•
Up to three series of warrants (Series 6 through 8) of up to 20,000,000 warrants in each series, each warrant convertible into NIS 100 principal amount of notes of a series from Series C through H; and

•	Up to three series of commercial paper (Series A through C) of up to NIS 500,000,000 aggregate principal amount for each series.

3.4       Summary Selected Financial Data

Effective as of January 1, 2009, we adopted International Financial Reporting Standards, IFRS, as issued by the International Accounting Standards Board, or the IASB, replacing the previous reporting standard which was generally accepted accounting principles in the United States, or U.S. GAAP.  Accordingly, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS as issued by the IASB.  Our transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008.  Comparative data of our financial statements has been restated to retrospectively reflect the adoption of IFRS.  Our consolidated financial statements are prepared in NIS and are translated into U.S. dollars at the representative rate of exchange at December 31, 2009 (NIS 3.775 = $1.00).

IFRS:

The tables below at and for the years ended December 31, 2008 and 2009, set forth selected consolidated financial data under IFRS as issued by the IASB and have been derived from our consolidated financial statements, which have been audited by our independent registered public accountants in Israel.  The audited consolidated financial statements at and for the years ended December 31, 2008 and 2009 have been incorporated by reference into this prospectus.  The selected unaudited pro forma consolidated statements of income data for the year ended December 31, 2009 and selected unaudited consolidated pro forma statements of financial position data as of December 31, 2009 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus and the audited consolidated financial statements of Bezeq, an English translation of which is incorporated by reference in this prospectus, after giving effect to B Communications’ acquisition of the controlling interest in Bezeq and the sale by B Communications of its legacy communications business to Ampal-American Israel Corporation (NASDAQ: AMPL), or Ampal.  Our historical results and the pro forma information are not necessarily indicative of our results for any future period.  The following financial data should be read in conjunction with our audited consolidated financial statements and notes to those statements incorporated by reference in this prospectus and Bezeq’s audited consolidated financial statements and notes to those statements, an English translation of which is incorporated by reference in this prospectus.

Statements of Income Data:

	Year Ended December 31,			Year Ended December 31, 2009
	2008	2009	2009	Pro Forma (unaudited)
	(NIS in millions, except share and per share data)		(US$ in millions, except share and per share data)	(NIS in millions, except share and per share data)	(US$ in millions, except share and per share data)
Revenues	1,167	1,243	329	11,589	3,070
Depreciation and amortization	117	99	26	2,377	630
Salaries	184	171	45	2,005	531
General and operating expenses	741	811	215	4,935	1,307
Other operating expenses	7	2	1	202	54
Other operating income	(13)	-	-	-	-
Operating income	131	160	42	2,070	548
Finance expense	139	134	35	772	204
Finance income	(27)	(132)	(35)	(552)	(146)
Share in losses of equity-accounted investees	-	-	-	34	9
Income before income tax	19	158	42	1,816	481
Income tax	23	58	15	472	125
Net income (loss) for the year	(4)	100	27	1,344	356
Income (loss) attributable to owners of the Company	(18)	62	16	199	53
Income attributable to non-controlling interest	14	38	11	1,145	303
Income (loss) for the year	(4)	100	27	1,344	356
Basic earnings (loss) per share	(0.85)	3.39	0.89	10.76	2.85
Diluted earnings (loss) per share	(0.89)	3.39	0.89	10.76	2.85

Statements of Financial Position Data:

	As at December 31,			As at December 31, 2009
	2008	2009	2009	Pro Forma (unaudited)
	(NIS in millions)		(US$ in millions)	(NIS in millions)	(US$ in millions)
Cash and cash equivalents	86	1,350	358	1,672	443
Total assets	1,901	2,846	754	28,641	7,587
Total current liabilities	424	1,009	267	5,261	1,395
Total non-current liabilities	885	1,144	303	11,889	3,148

U.S. GAAP:

The table below for the years ended December 31, 2007 and 2006 sets forth selected consolidated financial information under U.S. GAAP, which has been derived from our audited consolidated financial statements for the years ending on such dates that do not appear in this prospectus.

Statement of Operations Data:

	Year Ended December 31,
	2006	2007
	(NIS in millions, except share and per share data)
Revenues:
Communications	342	1,103
Media	66	73
Total revenues	408	1,176
Operating expenses:
Cost of revenues	252	802
Selling and marketing	76	176
General and administrative	34	70
Impairment and other expenses, net	13	15
Total operating expenses	375	1,063
Operating income	33	113
Financial expenses, net	20	58
Gain from issuance of shares in a subsidiary	-	120
Income before income taxes	13	175
Income tax expenses	2	50
Income after income tax	11	125
Minority share in income	*	(1)
Company’s share in net loss of investees from continued operations	*	-
Net income	11	124
Earnings per ordinary share - basic
Net income per share	0.60	5.74
Weighted average number of shares used in the calculation	18,438	21,617
Earnings per ordinary share - diluted	0.60	5.44
Weighted average number of shares used in the calculation	18,438	24,795
____________________
* Less than NIS 500 thousand

Israeli GAAP:

The table below for the year ended December 31, 2005, sets forth selected consolidated financial information under generally accepted accounting principles in Israel, or Israeli GAAP, which has been derived from our audited consolidated financial statements for the year ending on such date that do not appear in this prospectus.

Statement of Operations Data:
Year Ended December 31, 2005
(NIS in millions, except share and per share data)
Revenues:
Communications	247
Media	42
Total revenues	289
Operating expenses:
Cost of revenues	155
Selling and marketing	72
General and administrative	33
Total operating expenses	260
Operating income	29
Financial expenses, net	(9)
Other income	*
Income before income taxes	20
Income tax expenses	2
Net income	18
Earnings per ordinary share - basic
Net income per share	0.99
Weighted average number of shares used in the calculation	18,432
Earnings per ordinary share - diluted
Net income per share	0.99
Weighted average number of shares used in the calculation	18,432
____________________
* Less than NIS 500 thousand

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for dollars, expressed in NIS per one dollar.  The representative rate is the average between the buying rate and the selling rate of exchange.

Period	Average	High	Low	At Period End
Year ended December 31, 2005	4.484	4.741	4.299	4.603
Year ended December 31, 2006	4.453	4.725	4.176	4.225
Year ended December 31, 2007	4.110	4.342	3.830	3.846
Year ended December 31, 2008	3.586	4.022	3.230	3.802
Year ended December 31, 2009	3.923	4.256	3.690	3.775

Period	High	Low
February 2010	3.796	3.704
March 2010	3.787	3.713
April 2010	3.749	3.682
May 2010	3.870	3.730
June 2010	3.888	3.814
July 2010	3.894	3.779

On August 30, 2010, the representative rate of exchange was NIS 3.818 = $1.00 as published by the Bank of Israel.

3.5       Risk Factors

An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  You should carefully consider the following factors as well as the other information contained in this prospectus and in the other reports that we file with the Securities and Exchange Commission, or SEC, and that we incorporate by reference into this prospectus before deciding to invest in our securities.  This prospectus and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.  The information in this prospectus is complete and accurate as of the date of this prospectus, but the information may change thereafter.

Risks Related to the Business of Bezeq

Bezeq’s competition from other telecommunications providers, and potential changes in the competitive environment and communications technologies, could adversely affect its business and our results of operations.

Competition in domestic landline services in Israel is intensifying. Furthermore, we view the cellular telephony market as a market which, to a large extent, is an alternative to the fixed-line domestic telephony market. The companies that currently compete with Bezeq or that are likely to compete with it in the future enjoy much greater business flexibility than Bezeq, including an ability to cooperate with subsidiaries and associates and to market joint service bundles with them. The ability of Bezeq’s competitor HOT Telecom, or HOT, a partnership of the cable companies, to market service bundles (broadband Internet, telephony and cable television) with tariff flexibility, compared with the current restrictions on our ability to do so, harms Bezeq’s ability to compete.

On July 15, 2010, the Israeli Government resolved to take measures in order to allow the Israeli Electric Company to operate in the telecommunications field, and establish a new telecommunications company, which would use the electricity grid for telecommunications infrastructure.  If such measures are adopted and implemented, the use of the electricity grid as infrastructure for telecommunications could adversely affect Bezeq’s position as a telecommunications infrastructure provider.

In addition, the cellular market in Israel is highly saturated and characterized by strong competition, and is subject to technological and regulatory developments. Bezeq’s operations in the cellular market, through its subsidiary, Pelephone, face fierce competition from the other cellular operators, Partner Communications Company Ltd. (a company controlled by Scailex Corporation Ltd.), or Partner, Cellcom Israel Ltd., a subsidiary of the IDB group, or Cellcom, and MIRS Communications Ltd., or MIRS, which has increased the size of the market and subscribers, but has caused an erosion of prices. There is a trend to legislate and impose standards on cellular operations relating to the environment, increased competition, tariffs, product liability and the methods used for repairing products, which regulations could make it harder to construct cellular sites, impairing network quality, and increase the costs of services and marketing. Due to the intense competition in the cellular market, we may not be able to roll those costs in full onto consumers, which could erode our profits in the sector. Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on our ability to plan our cellular business activity.

The competition in the cellular and land-line markets has increased as a result of the introduction of number portability and we expect it to further increase upon implementation of the Ministry of Communications’ policy to encourage the entry of mobile virtual network operators into the cellular market.

Additionally, in the field of television broadcasts, in which Bezeq operates through DBS, which is characterized by a very high penetration rate and very strong competition, Bezeq is required to constantly invest in recruiting and retaining customers; and dealing with high transfer rates of customers between DBS and HOT and abandonment by costumers who view broadcast via the Internet and digital terrestrial television. The offer of a bundle of services containing multi-channel television, Internet and telephony, which are not offered in this format by DBS, as well as HOT’s high penetration rates for video on demand, or VOD, services also increase HOT’s ability to compete against DBS. DBS’s inability to offer VOD services in competition with HOT also harms DBS’s ability to compete.

Telecommunications is a field characterized by frequent technological changes and a short economic life span for new technologies. These trends mean a constant lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technology and networks owned, which may cause Bezeq to incur impairment charges for investments which are still recorded on its statements of financial position.

Competition in the voice, cellular and Internet services markets in Israel is intensifying. The main characteristic of market competition in 2009 was the merging of communication groups and offering of comprehensive services and products. Four main groups operate in the communications market in Israel today: the Bezeq group, the IDB group, the Partner group and the HOT group. There are four competitors in the international long distance voice services market in Israel, Bezeq International, 013 NetVision Ltd. (a member of the IDB group), or 013 NetVision, 012 Smile Telecom Ltd., or 012 Smile Telecom, and Xfone Ltd., or Xfone. In the ISP market there are a number of competitors, including Bezeq International, 012 Smile Telecom, 013 NetVision and Partner, and two minor niche players, and Bezeq believes that HOT is preparing to enter this market. In the cellular services market in Israel there are four competing companies: Cellcom, Partner, Pelephone and MIRS. Pelephone faces fierce competition from such other cellular operators and such competition has resulted in an increase in the size of the market, the addition of new subscribers and an erosion of prices.

On July 15, 2010, the Israeli Government resolved to amend the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, to require mobile operators that own infrastructure to allow a new mobile provider to roam within Israel on their network for a period of up to ten years or until such new operator maintains a full independent network.  This resolution is subject to legislation, and, if approved and implemented, could have an adverse affect on Bezeq’s business.

Bezeq operates in a highly regulated telecommunications market which limits its flexibility in managing its business and may materially and adversely affect our results of operations.

Bezeq operates in a highly regulated industry in Israel, which limits its flexibility in managing its business, mainly with respect to the land-line market. Bezeq is subject to government supervision and regulation relating to, among other things, licensing for activity, determining permitted areas of activity, determining tariffs, operation, competition, environment, payment of royalties, obligation to provide universal service, ability to hold its shares, relationships between Bezeq and its subsidiaries and prohibition to terminate or restrict its services (which may force Bezeq to provide services even when not economically feasible or against its interests). This supervision and regulation at times lead to the intervention of the State of Israel. Bezeq’s business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that Bezeq expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to Bezeq’s business and results of operations.

On July 15, 2010, the Israeli Government has resolved to take certain measures relating to the regulation of the communications market including, among other things, to promote the usage of the electricity grid of the Israeli Electric Company as telecommunications infrastructure; to obligate mobile operators to enable a new mobile provider to use their network for national roaming; to amend the manner in which the termination fees are calculated in the mobile market; and to establish a committee to examine ways for network sites sharing between different mobile operators; to raise royalties paid by communications operators from 1% to 2% in 2011 and 2.5% in 2012 and 2013.  Some of these reforms and measures are subject to legislation and their implementation may have an adverse affect on Bezeq’s business.

Bezeq may face difficulties in obtaining some of the building and environmental permits required for the establishment and operation of its network sites, which could have an adverse effect on the coverage, quality and capacity of its network.

Bezeq, mainly with respect to its cellular operations through Pelephone, is subject to the Israeli Non-Ionizing Radiation Law, 5766-2006, which regulates the emission of electromagnetic radiation from broadcast facilities. Bezeq is currently working to obtain permits to set up and operate its various broadcasting installations; however, the policies maintained by the various relevant entities and amendments to applicable statutes and standards could adversely impact the infrastructure of such installations and the regularity of the services using the infrastructure. As a result, Bezeq’s revenues from these services could be adversely affected.

In addition, the establishment and operation of cellular antennas are subject to building permits from various planning and building committees, a process that involves a number of approvals from Israeli state and local entities and regulatory bodies.

    The foregoing may impair the quality and capacity of Bezeq’s existing network and the deployment of the new network.

Actual and alleged health risks related to cellular network sites and mobile telecommunication devices could have a material adverse effect on our business, operations and financial condition.

Cellular network sites, handsets and accessories are known to be sources of non-ionizing radiation emissions. Bezeq takes steps to ensure that the levels of radiation emitted by these transmission facilities, equipment and devices do not exceed the levels of radiation permitted in the directives of the Israeli Ministry of Environment Protection (levels adopted in accordance with international standards). However, health risks may be found to exist and transmission sites or devices and equipment may emit more radiation than that allowed in radiation standards, causing a risk to health, which may have an adverse effect on our business and could result in a reduction in the use of cellular services, difficulty in renting sites, claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that Bezeq deposited with the planning authorities pursuant to the Planning and Building Law. Bezeq’s third-party liability policy does not currently cover electromagnetic radiation.

Bezeq’s tariffs for its services are subject to government control, which harms its ability to compete and results in an erosion of its tariffs, which adversely affects its business.

Bezeq’s tariffs for its services are subject to government control. Some of these tariffs are stipulated in regulations and regulations also stipulate a formula for updating tariffs. Bezeq is restricted in its ability to give discounts on its principal services and to offer differential tariffs. Further, alternative service packages, which should provide an immediate alternative to the regular tariffs, are currently subject to an extended approval process, which often renders the alternative service package option moot. The foregoing factors harm Bezeq’s ability to compete and results in an erosion of its tariffs, which adversely impacts its business.

On February 14, 2010, the Ministries of Communications and Finance announced the appointment of a committee that will consider a new tariff arrangement for Bezeq, including determining new tariffs relating to the provision of services in the wholesale market for fixed-line communications (including resale and the provision of access to infrastructure) and call completion tariffs in the fixed-line networks. In accordance with the committee’s appointment terms, any arrangement for regulated tariffs must also include a mechanism for updating the regulated tariffs. On May 4, 2010, Pelephone received notice from the Minister of Communications that he is considering reducing mobile fees for call completion and text messages completion commencing August 1, 2010, with a further gradual reduction in such rates.  On June 24, 2010 Pelephone filed its response to this proposal. The foregoing measures may result in erosion in revenue, which would adversely affect Bezeq’s business.

Bezeq is subject to restrictions on intercompany relations with affiliated companies, which harms its ability to compete and adversely affects its business.

Bezeq’s general license for fixed-line communication services received from the Minister of Communications obligates it to ensure that its relationships with its principal subsidiaries do not result in favoring them over their competitors. Separation is required between the managements of Bezeq and such other companies, as is separation between the financial and marketing systems, assets and employees, which causes high administration overheads. Bezeq is also subject to limitations with respect to the offering of joint service bundles with those companies, which adversely impacts its business, particularly in light of the recent entry into the market of communications companies competing directly with Bezeq in most of its areas of operation based on the provision of bundled services to the customer.

Bezeq’s systems and operations are vulnerable to damage or interruption, which could expose it to material risk of loss or litigation.

Bezeq’s systems and operations are vulnerable to damage or interruption due to human error, natural disasters, power loss, communications failures, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism and similar events. Any of these events could expose Bezeq to a material risk of loss or litigation. While Bezeq currently has partially redundant systems, its does not have full redundancy, or alternative providers of hosting services.

Bezeq is currently deploying its new generation network, which to a large extent will replace its traditional networks. The set-up of a new network based on advanced technology involves operational and business risks, such as damaging the continuity and quality of the services provided to Bezeq’s customers, which could adversely impact its business.

Bezeq’s operations in the cellular market are exposed to losses in the event of malfunctions in the terminal equipment that it sells, including various property risks and liabilities. Bezeq’s cellular information systems are networked throughout the country through designated communications lines and via the Internet, and its cellular business is highly dependent upon these systems. Wide-scale malicious harm or malfunction might adversely affect Bezeq’s cellular business and financial results. Also, Bezeq’s cellular communications network is deployed around the country through network core sites and antenna sites and it cellular business is totally dependent upon these systems. Damage caused by natural or other disasters, war or damage to the switching farm and/or servers used by Bezeq for its core cellular activities could have an adverse effect on its business and results of operations. Bezeq’s cellular business uses two frequency ranges: 850 MHz and 2100 MHz. These frequencies are exposed to interruptions and could impair service quality of the networks that it operates.

Bezeq’s operations and business may be adversely impacted by strikes or work stoppages and other labor related disputes.

As part of its preparations for the intensifying competition in the market sector and for greater efficiency of its operations, Bezeq is continuing to formulate plans for organizational changes and a further reduction in its headcount. The implementation of these plans involves coordination with Bezeq’s employees and substantial costs, including the costs of early retirement in amounts exceeding existing agreements. The implementation of these plans has caused labor unrest, which could harm Bezeq’s regular business.

In connection with the sale by Ap.Sb.Ar. Holdings Ltd. of the controlling interest in Bezeq to us, the employees of Bezeq demanded additional compensation under a new collective bargaining agreement.  On March 25, 2010, Bezeq received a strike notice from the labor union that represents Bezeq’s employees.  On May 2, 2010, the labor union announced that it will begin to initiate limited work stoppages.  If Bezeq’s employees were to engage in a strike, work stoppage, or other slowdown, Bezeq could experience a significant disruption of its operations or higher ongoing labor costs, either of which could have a material adverse effect on its results of operations and financial condition. Additionally, a new collective bargaining agreement could significantly increase Bezeq’s costs for wages and other benefits, which could have a material adverse impact on its results of operations, financial condition, and liquidity.

Bezeq and its subsidiaries are parties to legal proceedings, which could result in them being ordered to pay significant sums.

Bezeq and its subsidiaries are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. Class action claims can reach large amounts, as virtually all residents of Israel are consumers of Bezeq’s services and a claim that relates to a minor loss for a single consumer can become a material claim for Bezeq if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since Bezeq provides communications infrastructure as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve Bezeq as a party to such proceedings.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology, which imposes a heavy financial burden on Bezeq.

The market in which Bezeq operates is characterized by material capital investments in infrastructure and subscriber equipment and changing technology. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost. The development of new technologies can render existing technologies obsolete, resulting in the need for large monetary investments in order to retain a competitive position. Bezeq’s future success will depend on its ability to develop and introduce, on a timely and cost-effective basis, new infrastructure and subscriber equipment that keep pace with technological developments. If Bezeq is unable to respond promptly and effectively to changing technology, it will be unable to compete effectively in the future and its business could be adversely affected.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide.

Bezeq’s results of operations are subject to market risks such as currency fluctuations, inflation in Israel and the financial condition of the market in Israel and worldwide. Bezeq measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. In addition, Bezeq’s exposure to inflation changes in Israel is high.  Bezeq’s also has exposure to market risk for changes in interest rates relating primarily to its borrowings.

Bezeq collects payments from part of its costumers in foreign currency, primarily U.S. dollars. In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currency, primarily U.S. dollars. Changes in the exchange rates of the currencies in which Bezeq operates, primarily the New Israeli Shekel against the U.S. dollar, could have an adverse effect on Bezeq’s cash flow and profitability.

Market and financial stability and the strength of the economy in Israel and worldwide have recently been subject to great volatility and led to a global economic slowdown. Although global economic conditions have begun to stabilize or improve, if the local market continues to be weak or weakens further, Bezeq’s business results could be harmed and its revenues may decline.

Risks Related to B Communications

Changes in the purchase price allocation for the acquisition by B Communications of the controlling interest in Bezeq may adversely affect the pro forma financial information incorporated by reference in this prospectus and our financial statements going forward

As part of B Communications’ acquisition of the controlling interest in Bezeq, it has prepared a preliminary purchase price allocation for the allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date.  This is a complex process and may not be finalized until 12 months after the transaction date, and the preliminary allocation of the purchase price is subject to adjustment.  If, for any reason, B Communications finds it necessary or appropriate to make adjustments to such purchase price allocation, this may result in significant changes to the pro forma financial information incorporated by reference in this prospectus and may result in materially adverse changes to our financial statements going forward, as compared to the accounting treatment reflected in the pro forma financial information incorporated by reference in this prospectus.

B Communications has a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences.

To facilitate the funding of the acquisition of the controlling interest in Bezeq, B Communications entered into two financing agreements under which it received loans in a total principal amount of NIS 5.0 billion (approximately $1.35 billion).  The financing agreements include certain financial covenants, including, among other things, the requirement that Bezeq maintain certain minimum shareholders equity and minimum ratio of shareholders’ equity.  In addition, B Communications’ wholly-owned subsidiary that directly holds the Bezeq interest must maintain a minimum ratio of debt to EBITDA and a debt service coverage ratio.  The Bezeq shares acquired and all of such subsidiary’s other rights and assets (except additional shares of Bezeq that it might acquire in the future) have been pledged to the lenders as security under the loan agreement.  In addition, B Communications has pledged to the lenders the entire equity it holds in the subsidiary it established to acquire the Bezeq shares and the debt owed by such subsidiary.  B Communications’ ability to repay its debt may be affected by Bezeq’s distribution policy and the amount of dividends it receives from Bezeq.  If B Communications is unable to meet its debt obligations or comply with its debt covenants, it could be forced to renegotiate or refinance its indebtedness, seek additional equity capital or sell assets.  B Communications’ ability to sell its (indirect) holdings in Bezeq is limited by the terms of the loan agreements, as well as the terms of the control permit issued to it in connection with its acquisition of the controlling interest in Bezeq.  B Communications may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Risks Related to GoldMind

GoldMind faces significant competition from companies that provide eCommerce services, content, search services and advertising to Internet users and Internet service providers.

GoldMind faces significant competition in every aspect of its business, principally from Google, Walla!, an Israeli company whose shares are listed on the TASE and which is controlled by Bezeq, Ynet, Tapuz and Nana10, which provide a variety of Internet content, eCommerce services and relevant advertising services.  Some of GoldMind’s competitors have longer operating histories and more established relationships with customers as well as more resources than it does.  GoldMind’s competitors can use their experience and resources in a variety of ways, including acquisitions, research and development and by competing more aggressively for advertisers and online publishers.  Some of GoldMind’s competitors may also have a greater ability to attract and retain users than it does because they operate larger Internet properties with a broader range of content, products and services.

GoldMind may be exposed to substantial liabilities arising out of its Internet activities.

GoldMind hosts a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities on an international basis.  The law relating to the liability of providers of these online services for the activities of their users is currently unsettled both within Israel and internationally.  Claims may be brought against GoldMind for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information that it provides links to, that may be posted online or generated by its users, or with respect to auctioned materials.  GoldMind is susceptible to claims arising from its websites that are geared to other cultures and are in other languages that it cannot easily review or may have difficulty in fully understanding.  GoldMind’s defense of any such actions could be costly and involve significant time and attention of its management and other resources.  GoldMind generally does not exercise editorial control over the content appearing on websites that its users may be directed to from GoldMind’s websites and may be subject to claims that it has not exercised sufficient control over such content.  In the event that GoldMind is found to be responsible for any such liability or required to pay for any damages resulting from any such responsibility, its business may be adversely affected.

GoldMind also enters into arrangements to offer third-party products, services, or content on its websites and portals.  GoldMind may be subject to claims concerning these products, services or content by virtue of its involvement in marketing, branding, broadcasting or providing access to them, even if it does not host, operate, provide or provide access to these products, services or content.  While its agreements with these parties often provide that GoldMind will be indemnified against such liabilities, such indemnification may not be adequate.

It is also possible that if any information provided directly by GoldMind contains errors or is otherwise negligently provided to users, third parties could make claims against it.  For example, GoldMind offers web-based email services which expose it to potential risks, such as liabilities or claims resulting from unsolicited email, lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service.  Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not ultimately result in liability.

GoldMind generates the majority of its revenue from eCommerce.  Changes in general economic conditions may have an adverse effect on its eCommerce operational results.

During 2008, we experienced a significant reduction in our on-line advertisement revenues, as we terminated some of our substantial media activities, including our prior MSN activity in July 2008.  Since the termination of our MSN activity, GoldMind has generated the majority of its revenue from eCommerce.  For the years ended December 31, 2008 and 2009, GoldMind generated approximately 55% and 77% of its total revenue, respectively, from eCommerce.  Unfavorable changes in general economic conditions, such as a recession or prolonged economic slowdown, may reduce the demand for our products and otherwise adversely affect our sales.  For example, economic forces, including general economic conditions, demographic trends, consumer confidence in the economy, changes in disposable consumer income and reductions in discretionary spending, may cause consumers to defer purchases of products offered on our eCommerce sites, which could adversely affect our revenue, gross margins and our overall financial condition and operating results.

GoldMind generates a substantial part of its revenue from online advertising and a reduction in spending by or loss of current or potential advertisers would cause GoldMind’s revenue and operating results to decline.

For the years ended December 31, 2008 and 2009, GoldMind generated approximately 45% and 23% of its total revenue, respectively, from online advertising.  GoldMind’s ability to continue to retain and grow its advertising revenue depends upon, among other things, its ability to maintain current users and to continue to attract new users to its websites, to offer advertisers a diverse range of vertically and demographically targeted audiences and to broaden its relationships with advertising agencies and small and medium-size advertisers.

In many cases, advertisers can terminate their contracts with GoldMind at any time.  In addition, advertisers may make smaller or shorter-term purchases, and market prices for online advertising may decrease due to competition or other factors.  Advertisers will not continue to do business with GoldMind if their advertisements on GoldMind’s websites do not generate sales leads, and ultimately customers, or if GoldMind does not deliver their advertisements in an appropriate and effective manner.  If GoldMind is unable to remain competitive and provide value to its advertisers, it may lose its existing advertisers and fail to attract new advertisers, which would cause its revenue to decrease and have a negative effect on our business.

Changes in regulations or user concerns regarding privacy and protection of user data and consumer protection could adversely affect GoldMind’s business.

Local and international laws and regulations may govern the collection, use, sharing and security of data that GoldMind receives from its users and partners.  In addition, GoldMind posts on its websites its own privacy policies and practices concerning the collection, use and disclosure of user data.  Any failure, or perceived failure, by GoldMind to comply with its posted privacy policies or with any data-related consent orders, local, state or international privacy-related laws and regulations could result in proceedings or actions against it by governmental entities or others, which could potentially have an adverse effect on its business.

Further, failure or perceived failure to comply with GoldMind’s policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in GoldMind and ultimately in a loss of users, partners or advertisers, which could adversely affect its business.

In addition, consumer protection in the area of eCommerce and advertising is heavily regulated in Israel and the consumer protection laws are constantly evolving.  If we do not comply with consumer protection laws, we could be subject to sanctions and litigation, which could adversely affect GoldMind’s business.

Risks Related to Internet Gold

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of June 30, 2010, we had approximately NIS 2.7 million ($ 0.7 million) of outstanding Series A convertible debentures, bearing an annual interest rate of 4%, approximately NIS 784.3 million ($ 207.8 million) of outstanding Series B debentures, bearing an annual interest rate of 5% and borrowings of NIS 17.3 million ($4.6 million) under our lines of credit with five banking institutions in Israel.  The lines of credit provide for interest at annual rates ranging from 2.6% to 2.84% and an average rate of 2.68%.  In connection with such credit lines, we agreed not to pledge any of our assets to any person.  In addition, pursuant to the terms of such credit lines, we are required to maintain our ownership position in our subsidiary B Communications above 51%.  These credit lines do not have a specified maturity date and they may be called by each bank at any time.  Our ability to make our interest and principal payments is dependent on our working capital and the receipt of distributions from our subsidiary B Communications.  As of June 30, 2010, B Communications had NIS 4.4 billion (approximately $1.17 billion) of loans outstanding which it incurred to facilitate its acquisition of the controlling interest in Bezeq, and approximately NIS 306.6 million ($81.2 million) of outstanding Series A debentures, bearing an annual interest rate of 4.75%.  The failure of our subsidiaries to provide funds to us by means of dividends or otherwise could have a material and adverse effect on our cash flow and ability to service our debt.  Accordingly, our ability to repay our debt may be affected by Bezeq’s distribution policy and the amount of dividends that B Communications receives from Bezeq.  If we are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets.  So long as B Communications controls Bezeq, our ability to sell our holdings in B Communications is limited by the terms of the control permit issued to us in connection with B Communications’ acquisition of the controlling interest in Bezeq.  We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Changes in the purchase price allocation for the acquisition by our subsidiary B Communications of the controlling interest in Bezeq may adversely affect the pro forma financial information incorporated by reference in this prospectus and our financial statements going forward.

As part of our B Communications subsidiary’s acquisition of the controlling interest in Bezeq, it prepared a preliminary purchase price allocation for the allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date.  This is a complex process and may not be finalized until 12 months after the transaction date, and the preliminary allocation of the purchase price is subject to adjustment.  If, for any reason, B Communications finds it necessary or appropriate to make adjustments to such purchase price allocation, this may result in significant changes to the pro forma financial information incorporated by reference in this prospectus and may result in materially adverse changes to our financial statements going forward, as compared to the accounting treatment reflected in the pro forma financial information incorporated by reference in this prospectus.

If we, B Communications or any other member of the Eurocom group subject to the control permit for the acquisition of the controlling interest in Bezeq fails to comply with such permit or other regulatory provisions relating to the control of Bezeq, the control permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

As part of B Communications’ acquisition of the controlling interest in Bezeq, we, B Communications, its indirect fully owned-subsidiary which holds the Bezeq interest, or SP2, its wholly-owned subsidiary that directly owns such subsidiary and other members of the Eurocom group were granted a permit to control Bezeq, pursuant to the Communications Law and Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp., Limited), 5757-1997, or the Communications Order.  The control permit includes several conditions, including, among others, the requirement that SP2 be controlled exclusively by the other parties to the control permit and that the parties to the control permit hold not less than 30% of any type of means of control of Bezeq and SP2.  In addition, the control permit requires that a certain percentage of SP2 be held at all times by an “Israeli Party,” as defined in the Communications Order.  The control permit also includes certain notice requirements regarding changes in the composition of the board of directors and certain holdings in us and B Communications.  If we, B Communications or any other member of the Eurocom group subject to the control permit fails to comply with the terms of the control permit or other regulatory provisions relating to the control of Bezeq, such permit could be revoked and our rights with respect to our Bezeq interest would be adversely impacted, which would have a material adverse effect on our business and financial position.

If we and B Communications do not maintain control of Bezeq, we and B Communications may each be deemed to be an “investment company” under the Investment Company Act of 1940, which could have a material adverse effect on our business.

Section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, defines an investment company as any issuer that is, holds itself out as being, or proposes to be, primarily engaged in the business of investing, reinvesting or trading in securities and Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” (within the meaning of the Investment Company Act) having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.  However, an issuer will be deemed not to be an investment company if no more than 45% of the value of such issuer’s total assets (exclusive of government securities and cash items) consists of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than, among other things, securities issued by companies which are controlled primarily by such issuer.  Primary control is presumed if the issuer owns over 25% of the controlled company’s voting securities and the issuer has control greater than that of any other person.  Accordingly, so long as we and B Communications maintain control of Bezeq, we and B Communications will not be deemed an investment company.

If we and B Communications were to no longer maintain the control of Bezeq, we and B Communications could, among other things, be required either (i) to change substantially the manner in which we conduct our operations to avoid being subject to the Investment Company Act or (ii) to register as an investment company.  An investment company that is organized under the laws of a foreign country may not register as an investment company, or publicly offer its securities through interstate commerce in the United States, unless the company applies to the SEC for an order permitting the company to register under the Investment Company Act, and to make a public offering in the United States.  The SEC may issue an order granting the application if it finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of the Investment Company Act against the issuer, and further finds that granting the application is otherwise consistent with the public interest and the protection of investors.

If we and B Communications were required to register as an investment company under the Investment Company Act, we and B Communications would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with certain affiliates, reporting, record keeping, voting, proxy and disclosure requirements, and meeting these requirements would be costly, if at all possible.

We may be unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our securities.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting.  To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting.  The rules governing the standards that must be met for management to assess our internal control over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

Beginning in the 2010 second quarter, we began consolidating Bezeq’s financials results into our financial statements following B Communications’ acquisition of the controlling interest in Bezeq.  Effective for the year ended December 31, 2011, our management report on internal control over financial reporting must include our assessment with respect to Bezeq’s internal control over financial reporting.  Prior to the acquisition by B Communications of the controlling interest, Bezeq was not subject to Section 404 of the Sarbanes-Oxley Act.  We may in the future identify a material weakness in Bezeq’s internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our securities.

Risks Related to Our Relationship with Eurocom Communications

Because Eurocom Communications controls the majority of the voting power of our ordinary shares, investors will not be able to affect the outcome of all shareholder votes.

Eurocom Communications owned 70.79% of our outstanding shares as of August 30, 2010.  Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of our parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

For as long as Eurocom Communications and Mr. Elovitch indirectly have a controlling interest in our shares, they will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  Similarly, as long as Eurocom Communications and Mr. Elovitch have a controlling interest in our company, they will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our board of directors (except outside directors), and to prevent an acquisition or any other change in control of us.  Because the interests of Mr. Elovitch may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders.

Conflicts of interest may arise between Eurocom Communications, other companies within the Eurocom group and us that could be resolved in a manner unfavorable to us and result in reduced revenues and income.

Conflicts of interest may arise between Eurocom Communications and us in a number of areas relating to our past and ongoing relationships.  Areas in which conflicts of interest between Eurocom Communications and us could arise include, but are not limited to, the following:

•
Cross officerships, directorships and share ownership.  The ownership interests of Eurocom Communications in our ordinary shares could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies.  For example, these decisions could relate to the nature, quality and cost of services rendered to us by Eurocom Communications, disagreements over the desirability of a potential acquisition opportunity or employee retention or recruiting.  In addition, Eurocom Communications may take an opportunity for itself or preclude us from taking advantage of a corporate opportunity; and

•
Intercompany transactions.  From time to time, Eurocom Communications or other companies within the Eurocom group may enter into transactions with us or our subsidiaries or other affiliates.  Although the terms of any such transactions will be established based upon negotiations between employees of such companies and us and, when appropriate, subject to the approval of our independent directors or a committee of disinterested directors and in some instances a vote of shareholders, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

Risks Related to Our Ordinary Shares

Our share price has been volatile and may decline in the future.

The market price of our ordinary shares has been subject to significant price movements and could be subject to wide fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results, which beginning in the 2010 second quarter include the operations of Bezeq;

•	global economic conditions;

•	price movements in the market price of Bezeq’s ordinary shares

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	regulatory changes that impact pricing of services and competition in Bezeq’s markets;

•	changes in market valuations of other communications companies;

•	announcements of technological innovations or new services by Bezeq or its competitors;

•	announcements by Bezeq or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of Bezeq’s intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us or Bezeq;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Future sales or distributions of our ordinary shares by Eurocom Communications could depress the market price for our ordinary shares.

Eurocom Communications may sell a portion of our ordinary shares that it owns, including pursuant to demand registration rights, or distribute those shares to its shareholders.  Sales or distributions by Eurocom Communications of substantial amounts of our ordinary shares in the public market or to its shareholders could adversely affect prevailing market prices for our ordinary shares.  Eurocom Communications is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares so long as it maintains a controlling interest in us.  We cannot assure you that Eurocom Communications will maintain its ownership of our ordinary shares.

We have never paid cash dividends to our shareholders and have not adopted a dividend distribution policy.

We have never declared or paid cash dividends on our ordinary shares and have not adopted a dividend distribution policy.  B Communications’ indirect subsidiary SP2, which directly holds Bezeq’s shares and our principal source of revenues and income, is subject to limitations on the payment of dividends under the terms of the financing agreements entered into in connection with its acquisition of the controlling interest in Bezeq.  You should not rely on an investment in our company if you require dividend income from your investments.

We may be classified as a passive foreign investment company, which will subject our U.S. investors to adverse tax rules.

There is a risk that we may be treated as a “passive foreign investment company.”  Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and may cause a reduction in the value of such shares.  A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property; and cash is considered to be an asset that produces passive income.  If we are classified as a passive foreign investment company for U.S. federal income tax purposes, highly complex rules would apply to U.S. shareholders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Risks Related to the Operations of Bezeq and our Company in Israel

Bezeq and GoldMind conduct their operations in Israel and their businesses focuses on the Israeli audience, therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

We and Bezeq are incorporated and based in the State of Israel and we and Bezeq derive substantially all of our revenues from markets within the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on Bezeq’s business, financial condition and results of operations.

Many of Bezeq’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Bezeq’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service.  Any disruption in Bezeq’s operations could adversely affect its business.

Bezeq may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Minister of Communications and other governmental authorities may issue various instructions regarding the use of Bezeq’s network, including the use of the network by the Israeli security forces.  In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces.  These actions could adversely affect Bezeq’s business operations.

Our operating results may be adversely affected by significant fluctuations of the NIS against foreign currencies and in the consumer price index in Israel.

We, B Communications and Bezeq report our financial results in NIS.  Bezeq receives payments in NIS for most of its sales and the remainder in foreign currency, primarily U.S. dollars.  In addition, Bezeq consumes services from suppliers outside Israel and pays for these services in foreign currency, primarily U.S. dollars.   As a result, fluctuations in rates of exchange between NIS and the U.S. dollar may affect our operating results and financial condition.  In addition, when the Israeli inflation rate exceeds the rate of the NIS depreciation against foreign currencies, some NIS expenses increase to the extent of the difference between the rates.  A significant disparity of this kind may have a material adverse effect on our operating results.

From time to time, we engage in currency hedging transactions to reduce the impact on our cash flows and results of operations of currency fluctuations.  We recognize freestanding derivative financial instruments as either assets or liabilities in our statements of financial position and we measure those instruments at fair value.  However, accounting for changes in the fair value of a derivative instrument, such as a currency hedging instrument, depends on the intended use of the derivative instrument and the resulting designation.  For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in our income statement without any reference to the change in value of the related budgeted expenditures.  These differences could result in fluctuations in our reported net income on a quarterly basis.

Further, as the principal amount of, and interest that we pay on, our debentures are linked to the Israeli consumer price index, any increase in the Israeli Consumer Price Index will increase our financial expenses and could adversely affect our results of operations.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

The rights and responsibilities of our shareholders will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who, under our articles of association, has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness.  Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law, the licenses of Bezeq and our articles of association may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Following the acquisition by B Communications of the controlling interest in Bezeq, we and our shareholders are required to comply with the Communications Order and regulations promulgated by the Ministry of Communications.  Pursuant to the Communications Order, we were required to obtain the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications in order to acquire the controlling interest in Bezeq.  Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.  In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board.  Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders.  These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and directors or asserting U.S. securities laws claims in Israel.

We are incorporated in Israel and all of our executive officers and most of our directors reside outside the United States.  Service of process upon them may be difficult to effect within the United States.  Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States.  Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court.  It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

3.6       Ratio of Earnings to Fixed Charges

The following tables set forth our ratio of earnings to fixed charges for each year in the five-year period ended December, 31, 2009.

IFRS:

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2008 and 2009, in accordance with IFRS.

	2008	2009
	(NIS in millions)
Pre-tax earnings from continuing operations	19	158
Income attributable to non-controlling interest	(15)	(38)
Fixed charges	113	121
Adjusted pre- tax earnings from continuing operations	117	241

Fixed charges
Interest charges	108	116
Rental interest factor	5	5
Total	113	121
Ratio of earnings to fixed charges	1.04	1.99

U.S. GAAP:

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2007 and 2007 in accordance with U.S. GAAP.

	2005	2006	2007
	(NIS in millions)
Pre-tax earnings from continuing operations	20	13	176
Fixed charges	22	7	51
Minority share in income	-	*	(1)
Company’s share in net loss of investees from continued operations	-	*	-
Adjusted pre- tax earnings from continuing operations	42	20	226

Fixed charges
Interest charges	19	4	46
Rental interest factor	3	3	5
Total	22	7	51
Ratio of earnings to fixed charges	1.90	2.78	4.43
____________________
* Less than NIS 500 thousand

3.7       Capitalization and Indebtedness

The following table sets forth our unaudited capitalization as of June 30, 2010. You should read the table together with our audited financial statements for the year ended December 31, 2009 and notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2009, and our unaudited financial statements for the quarter ended June 30, 2010, included in our Report on Form 6-K filed on August 3, 2010, which have been incorporated by reference in this prospectus.

As of June 30, 2010
Actual
(U.S. dollars in millions) (unaudited)
Current liabilities	1,344
Non-current liabilities	3,055

Equity
Share capital	*
Share premium	151
Treasury shares	(45)
Retained earnings	8
Total equity attributable to equity holders of the company	114
Non-controlling interest
Equity	2,844

Total liabilities and equity	7,357
____________________
* Less than U.S. dollars 500 thousand

3.8	Market for Our Ordinary Shares

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (since February 4, 2005) or the NASDAQ Capital Market (prior to February 4, 2005) and the TASE (since March 1, 2005):

	NASDAQ		TASE
Year	High	Low	High	Low
2005	$8.15	$4.60	NIS 35.89	NIS 21.36
2006	$12.93	$4.20	NIS 51.80	NIS 18.45
2007	$17.32	$9.68	NIS 68.20	NIS 36.01
2008	$12.20	$2.20	NIS 46.28	NIS 8.67
2009	$22.91	$4.28	NIS 77.54	NIS 8.86

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
2008	High	Low	High	Low
First Quarter	$12.20	$6.77	NIS 46.28	NIS 22.91
Second Quarter	$12.07	$7.21	NIS 39.50	NIS 26.50
Third Quarter	$8.99	$2.82	NIS 29.62	NIS 19.50
Fourth Quarter	$6.15	$2.20	NIS 22.30	NIS 8.67

2009
First Quarter	$5.33	$2.70	NIS 21.89	NIS 8.86
Second Quarter	$7.49	$3.80	NIS 29.54	NIS 18.04
Third Quarter	$9.92	$6.23	NIS 38.99	NIS 24.23
Fourth Quarter	$19.95	$8.01	NIS 77.54	NIS 30.60

2010
First Quarter	$32.91	$20.01	NIS 124.00	NIS 71.80
Second Quarter	$34.19	$21.12	NIS 125.90	NIS 82.76

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
February 2010	$26.40	$22.32	NIS 98.90	NIS 82.01
March 2010	$32.91	$26.00	NIS 124.00	NIS 96.54
April 2010	$34.19	$28.01	NIS 125.90	NIS 105.50
May 2010	$28.87	$21.84	NIS 108.10	NIS 84.35
June 2010	$26.36	$21.12	NIS 100.80	NIS 82.76
July 2010	$22.36	$20.15	NIS 88.55	NIS 77.22
August 2010 (until August 27)	$23.10	$18.23	NIS 88.50	NIS 71.26

3.9	Use of Proceeds

Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities covered by this prospectus for general corporate purposes, which may include working capital expenditures, repayment of debt, acquisitions and investments.  Additional information on the use of net proceeds from the sale of securities covered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

3.10	Description of Ordinary Shares

Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law, the Communications Law and the Communications Order related to such provisions.  This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association.

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as Internet Gold - Golden Lines Ltd., registration number 52-004426-4.  Pursuant to our memorandum of association, we were formed for the purpose of providing various services in the telecommunication industry and performing various corporate activities permissible under Israeli law.

The Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract.  In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Our articles of association do not impose any mandatory retirement or age-limit requirements on our directors and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 501,000,000 ordinary shares of a nominal value of NIS 0.01 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

Dividend rights; Rights to share in the company’s profits. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend.  The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company.  Under our memorandum of association, the liability of our shareholders to provide us funds is limited to the par value of the shares held by them.

Exceptional Holdings; Principal Shareholders. Under the Communications Order, no person may acquire, directly or indirectly, the ability to exercise “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint the general manager of Bezeq or cause the election or appointment of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.  Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement).  Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval.  Any such unauthorized acquisition is referred to as “Exceptional Holdings.”  For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that corporation or in another corporation, including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the corporation.  In this context, holding 25% of our means of control is presumed to confer significant influence.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

In compliance with the Communications Law and Communications Order following our acquisition of the controlling interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order.  Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders.  Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order.  In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings.  If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office will be void.

Under our Articles of Association, any person holding a number of our shares that requires approval under the Communications Order shall notify us, Bezeq, the Prime Minister of Israel and the Israeli Minister of Communications of such holdings in writing, no later than 48 hours from the date of acquiring such holdings.

Our Articles of Association include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital.  Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, no later than 48 hours after becoming a Principal Shareholder, to notify us in writing, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder.  Any person who ceases to be a Principal Shareholder is required, no later than 48 hours thereafter, to notify us in writing of the date on which such person ceased to be a Principal Shareholder. In addition, a Principal Shareholder is required to notify us in writing of any aggregate change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, no later than 48 hours after such change.  In the event a Principal Shareholder fails to provide any required notice, as discussed above, then until such Principal Shareholder provides us with the requisite notice, the Principal Shareholder will not be entitled to any rights in respect of such shares and the provisions of the Communications Order with respect to the exercise of rights underlying Exceptional Holdings will apply, and the undisclosed holdings shall also be deemed “dormant shares,” as defined under the Israeli Companies Law.

Under our Articles of Associations, we are required to notify the Prime Minister of Israel and the Israeli Minister of Communications of any Exceptional Holdings immediately upon becoming aware of such event.  We are also required to notify such Ministers in the event a shareholder becomes a Principal Shareholder and regarding any change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders, subject to the restrictions described above relating to Exceptional Holdings and Principal Shareholders.  .  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

An ordinary resolution, such as a resolution for the declaration of dividends or amendment to our articles of association, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon.  Under our articles of association, a special resolution, such as amending our memorandum of association (when permitted), approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.  Under the Israeli Companies Law, we may change our articles of association by the aforementioned majority, in order to cancel the special majority requirement in most of the events.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Election of Directors

Pursuant to our articles of association, our board of directors is divided into three classes (other than outside directors).  Generally, at each annual meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  Eurocom Holdings, which is our controlling shareholder, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of such shareholders opposing the election of the outside directors.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting.  At our 2007 annual general meeting of shareholders, our shareholders approved the amendment of Article 25 of our articles of association, pursuant to which we are no longer required to deliver notice of our annual and special general meetings to our shareholders.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors determines with the consent of the holders of a majority of the shares present in person or represented by proxy and voting on the matter of adjournment.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

In addition, pursuant to the Communications Order, so long as we control Bezeq, any state, corporation controlled by a state or a governmental corporation or a corporation controlled by a governmental corporation cannot control our company.  Ownership of our shares, directly or indirectly, by a governmental corporation requires the prior written approval of the Israeli Prime Minister.  A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq.  Ownership, directly or indirectly, of 5%or more of Bezeq’s outstanding shares or a “significant influence” (as described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense.

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value.  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

Special Tender Offer.  The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a special tender offer if as a result of the acquisition the purchaser would become the holder of a ‘‘control block.’’  Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a ‘‘control block.’’  The requirement for a tender offer does not apply if there is already another holder of a control block.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company.  These requirements do not apply if:

•
the acquisition was made in a private placement the object of which was to confer to the acquiring party a ‘‘control block’’ where there is no holder of a ‘‘control block,’’ or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

•	the acquisition was from the holder of a ‘‘control block’’ and resulted in a person becoming the holder of a ‘‘control block;’’ or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

Merger.  The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances).  A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction.  If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction.  Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company.  If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company.  The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company.  In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company.  A merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

•
the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

•	there is no person that holds 25% or more of the means of control in both companies.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

3.11	Material Changes

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference in this prospectus and as disclosed in this prospectus, no material changes have occurred since December 31, 2009.

3.12	Offering Expenses

We estimate that the expenses to be incurred by us in connection with the filing of this prospectus, including legal fees and expenses, accounting fees and expenses, printing fees and other commissions and expenses, will be approximately NIS 500,000.  Such amount is an estimate and does not include expenses related to the offering of particular securities.  Each prospectus supplement describing an offering of securities will reflect the estimated expenses related to the offering of securities under that prospectus supplement.

3.13	Legal Matters

Fischer Behar Chen Well Orion & Co., Tel-Aviv, Israel will pass upon matters of Israeli law for us with respect to securities offered by this prospectus and any accompanying prospectus supplement.  Carter Ledyard & Milburn LLP, New York, New York, will be passing upon certain matters of United States law for us with respect to securities offered by this prospectus and any accompanying prospectus supplement.

3.14	Experts

The consolidated financial statements appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 have been audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, as set forth in its report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

3.15	Where You Can Find More Information

We file annual and periodic reports and other information with the SEC (File Number 000-30198).  These filings contain important information which does not appear in this prospectus.  For further information about us, you may read and copy these filings at the SEC’s Public Reference Room at 100 F Street, N.E, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available on the SEC’s Internet site at http://www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically with the SEC.

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  As a result, (i) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (ii) transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act; and (iii) we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm.  We post our annual report on Form 20-F on our website (www.igld.com) promptly following the filing of our annual report with the SEC.  The information on our website is not incorporated by reference into this prospectus.  We also furnish to the SEC reports on Form 6-K containing unaudited financial information and other material information.

We make all required filings with the SEC electronically, and these filings are available via the SEC’s website at http://www.sec.gov.  In addition, since we are also listed on the TASE we submit copies of all our filings with the SEC to the Israeli Securities Authority and the TASE.  Such copies can be retrieved electronically through the TASE’s Internet messaging system (www.maya.tase.co.il) and also through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

3.16	Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents.

•	Our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010;

•
Our Reports on Form 6-K furnished to the SEC on June 30, 2010, July 13, 2010, July 28, 2010, July 29, 2010, July 30, 2010, August 2, 2010 (two reports), August 3, 2010, August 26, 2010 and August 30, 2010;

•
Our Report on Form 6-K furnished to the SEC on June 28, 2010, incorporating an English translation of Bezeq’s audited financial statements and annual report for the fiscal year ended December 31, 2009, the Hebrew version of which were published by Bezeq on March 3, 2010;

•
Our Report on Form 6-K furnished to the SEC on August 9, 2010, incorporating an English translation of Bezeq’s unaudited financial statements and quarterly report for the second quarter of 2010, the Hebrew version of which were published by Bezeq on August 2, 2010;

•
Our Report on Form 6-K furnished to the SEC on August 26, 2010, with our unaudited pro forma condensed combined statements of income for the year ended December 31, 2009 and unaudited pro forma condensed combined statements of financial position as of December 31, 2009;

•	Any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

•
Any future Reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus that are identified in such reports as being incorporated by reference in this prospectus; and

•	The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2009.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to Internet Gold - Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva 49277, Israel, Attn: Doron Turgeman, Chief Financial Officer, telephone number  +972-72-2003848.  You may also obtain information about us by visiting our website at www.igld.com.  Information contained in our website is not part of this prospectus.

3.17	Indemnification of Directors and Officers

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holders with respect to an act or omission performed by the office holder in such capacity for:

•	a breach of the office holders duty of care to the company or another person;

•
a breach of the office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that the act would not prejudice the company’s interests; and

•	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

•
reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him or her by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense that does not require proof of criminal intent.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•
undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•
a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting.  A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.

We have a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate.  In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5 million, to the extent that such persons liability is not covered under our directors’ and officer’ liability insurance coverage.  Our indemnification undertaking will automatically expire in the event we increase coverage under the directors’ and officers’ liability insurance policy to $10 million or more.  In the event that coverage under the policy is increased, the indemnification amount will decrease by the same amount, until expiration.

3.18	Directors

Below is a list of the members of our Board of Directors as of the date of this prospectus:

•	Shaul Elovitch

•	Eli Holtzman

•	Felix Cohen

•	Yossef Elovitch

•	Ronit Gotliv

•	Orly Guy

•	Amikam Shorer

•	Anat Winner